

Same Same But Different, LLC.
(the "Company")
a California limited liability company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Same Same But Different, LLC. Management

We have reviewed the accompanying financial statements of Same Same But Different, LLC. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL 33321
May 6, 2025

SAME SAME BUT DIFFERENT, LLC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & cash equivalents	$	234,620	97,055
Accounts Receivable		8,191	8,191
Other Current Assets		-	4,803
Total Current Assets		242,811	110,050
TOTAL ASSETS		242,811	110,050
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	57,600	281,452
Accrued Interest		261,096	71,274
Other Current Liabilities		408,266	-
Total Current Liabilities		726,962	352,726
Non-Current Liabilities:			
Loan Payable	$	498,128	676,404
Shareholders Loan		1,010,000	460,000
Total Non-Current Liabilities		1,508,128	1,136,404
TOTAL LIABILITIES		2,235,091	1,489,130
EQUITY			
Members Contribution	$	2,000,995	1,692,594
Accumulated Deficit		(3,993,275)	(3,071,675)
TOTAL EQUITY		(1,992,280)	(1,379,080)
TOTAL LIABILITIES AND EQUITY	$	242,811	110,050

See Accompanying Notes to these Unaudited Financial Statements

SAME SAME BUT DIFFERENT, LLC.
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Income	$	2,192,517	2,135,440
Cost of Services		804,775	341,334
Gross Profit		1,387,742	1,794,106
Operating Expenses			
Advertising & Marketing	$	270,205	325,168
Payroll		238,226	154,021
General and Administrative		1,555,731	2,036,828
Total Operating Expenses		**2,064,162**	**2,516,017**
Total Loss from Operations		**(676,420)**	**(721,911)**
Other (Expense)			
Other Expenses	$	-	1,260
Interest Expense		(235,574)	(194,084)
Total Other Income (Expense)		**(235,574)**	**(192,824)**
Net Income (Loss)	**$**	**(911,994)**	**(914,735)**

See Accompanying Notes to these Unaudited Financial Statements

SAME SAME BUT DIFFERENT, LLC.
STATEMENT OF MEMBERS' EQUITY

	Member's Capital		Retained earnings	Total Members'
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/23	49,197	1,242,594	(2,156,940)	(914,345)
Contribution	-	450,000	-	450,000
Net income (loss)	-	-	(914,735)	(914,735)
Ending balance at 12/31/23	49,197	1,692,594	(3,071,675)	(1,379,080)
Contribution	3,087	308,401	-	308,401
Prior Period Adjustment			(9,606)	(9,606)
Net income (loss)	-	-	(911,994)	(911,994)
Ending balance at 12/31/24	52,284	2,000,995	(3,993,275)	(1,992,280)

See Accompanying Notes to these Unaudited Financial Statements


SAME SAME BUT DIFFERENT, LLC.
STATEMENT OF CASH FLOWS


		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(911,994)	(914,735)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustments		(9,606)	
Accounts Receivable		-	(8,191)
Accounts Payable		(223,852)	(14,319)
Other Current Assets		4,803	-
Other Current Liabilities		408,266	-
Accrued Interest		189,822	71,274
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		369,433	48,764
Net Cash used in Operating Activities		(542,561)	(865,971)
FINANCING ACTIVITIES			
Loan Payable	$	(178,275)	(23,596)
Shareholders Loan		550,000	460,000
Members Contribution		308,401	450,000
Net Cash provided by Financing Activities		680,126	886,404
Cash at the beginning of period		97,055	76,624
Net Cash increase (decrease) for period		137,565	20,433
Cash at end of period		234,620	97,055


See Accompanying Notes to these Unaudited Financial Statements


NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Same Same But Different, LLC ("the Company") was incorporated in California on January 1, 2018. The company produces the annual Same Same But Different Festival, a 3-day camping music and lifestyle festival held at Lake Perris State Park in Southern California as well as promotes smaller concerts throughout the year in San Diego, Los Angeles and San Francisco. The festival focuses on creating an intimate, community-driven experience featuring a curated lineup of electronic, funk, jam, and experimental music, alongside wellness workshops, immersive art, themed experiences, and unique activations. The company generates revenue through several streams, including: Ticket Sales (General Admission, VIP, Parking, etc.) Vendor and Sponsorship Agreements Food, Beverage, and Merchandise Sales Experiential Add-ons (e.g., ferry rides, workshops, glamping).

Same Same But Different, LLC is headquartered in San Diego, CA, with its primary customer base located throughout California and the Western United States, though attendance includes guests from across the country and international visitors. As the brand grows, we plan to expand into additional events and digital content to build community and revenue outside of the flagship festival weekend.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $234,620 and $97,055 in cash and cash equivalents as of December 31, 2024 and December 31, 2024, respectively.

<u>Accounts Receivable</u>

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. The company had $8,191 of accounts receivable as of December 31, 2024 and 2023.

<u>Other Current Liabilities</u>

As of December 31, 2024, the Company has recorded a ticketing advance of $408,266 under Other Current Liabilities. This balance represents funds advanced by the Company's ticketing partner, TIXR, prior to the event to support production and operational expenses.

Under this arrangement, TIXR remits ticket sale proceeds to the Company net of the agreed-upon repayment amount, until the advance is fully recovered. This type of financing is common in the live events and music festival industry and allows event producers to manage upfront costs while maintaining cash flow ahead of the event. The remaining balance is expected to be repaid through ticket sales in the subsequent fiscal period.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company operates in the live event and festival industry and derives revenue from multiple streams related to festival operations. Revenue is recognized as follows based on the nature of each performance obligation:

1. Festival Ticket Sales (GA, VIP, Parking)
Revenue is deferred until the related event occurs and recognized at the point the performance obligation is satisfied—when the festival takes place.

2. Vendor Fees (Food, Retail, Wellness)
Vendors pay in advance for space and access during the event. Revenue is recognized during the festival, as the service is provided.

3. Sponsorship Income
Revenue from sponsorships is recognized when contractual marketing obligations and on-site activations are completed. In some cases, sponsors are billed on net terms, and revenue may be deferred until performance is complete.

4. Merchandise Sales (On-site and Online)
Revenue from merchandise is recognized at the point of sale for in-person transactions. For online sales, revenue is recognized when items are shipped.

5. Bar Sales / Food & Beverage Revenue Share
Revenue from direct bar sales is recognized at the point of sale. For vendor revenue-sharing arrangements, revenue is recognized after the event when final settlement amounts are determined.

6. Experiential Add-Ons (e.g., Glamping, VIP Experiences, Rides)
Revenue is recognized during the festival as each experience is delivered.

7. Same Same Presents (Live Shows / Promoter Revenue)
Revenue is deferred until the live performance takes place and is recognized once the show is delivered—typically within the same day.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of partnership vendors, programming, catering, rentals for events, and other miscellaneous expenses.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company has filed its 2023 tax returns. The 2024 tax return has been prepared and signed, but had not been officially filed as of the date of these financial statements and is currently in the process of doing so.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Loans - The investors of the company entered into several loan agreements across 2024 and 2023:

<u>Brad Sweet</u>
As of December 31, 2023, the Company had an outstanding loan of $100,000 from Brad Sweet under a note dated September 2023, bearing interest at 9% per annum and maturing on March 4, 2025. The accrued interest related to this note was $5,643.84 as of year-end 2023. In 2024, this note was rolled into a consolidated loan totaling $450,000 under the same interest rate and maturity. As of December 31, 2024, accrued interest on the consolidated note was $25,643.84. The loan is unsecured.

Tyler Enterprises

The Company had an outstanding loan of $300,000 from Tyler Enterprises as of both December 31, 2023 and 2024. The loan accrues interest at 18% per annum and was originally due in April 2024, but has since been extended on a month-to-month basis. Accrued interest on this loan was $12,575.34 as of December 31, 2023 and $66,575.34 as of December 31, 2024. The loan is unsecured.

Colby Jacobson

As of both December 31, 2023 and 2024, the Company had a $60,000 loan outstanding from Colby Jacobson. The note bears interest at 20% per annum and matures on February 4, 2025. Accrued interest on this loan was $3,616.44 as of December 31, 2023 and $15,616.44 as of December 31, 2024. The loan is unsecured.

Golfwire Note 1

In 2024, the Company entered into a $100,000 loan agreement with Joel Nathanson (Golfwire Note 1), bearing interest at 12% per annum and maturing on March 31, 2025. There was no balance or accrued interest as of December 31, 2023. As of December 31, 2024, accrued interest on this note was $14,821.92. The loan is unsecured.

Golfwire Note 2

The Company also entered into a second $100,000 note agreement in 2024 with Joel Nathanson (Golfwire Note 2), under the same terms as Note 1—12% per annum interest, maturing on March 31, 2025. No balance or accrued interest was outstanding as of December 31, 2023. As of December 31, 2024, accrued interest on this note was $14,000.00. The loan is unsecured.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - The company entered into several loan agreements across 2024 and 2023:

Larry Sweet

As of December 31, 2023 and 2024, the Company maintained a $300,000 loan payable to Larry Sweet. The loan carries an interest rate of 5% per annum and was initially scheduled to mature in March 2024. Like the Tyler loan, it has been extended on a month-to-month basis. Accrued interest on this loan was $4,438.36 as of December 31, 2023 and $19,438.36 as of December 31, 2024. The loan is unsecured.

Music Box LLC

The Company had an outstanding loan of $300,000 from Music Box LLC as of December 31, 2023, which was partially repaid, resulting in a balance of $250,000 as of December 31, 2024. The loan accrues interest at 10% per annum, is interest-only with a balloon payment at maturity, and is scheduled to mature on December 31, 2026. Accrued interest on this loan was $45,000.00 as of December 31, 2023 and $105,000.00 as of December 31, 2024. The loan is unsecured.

On Deck - Celtic Bank

On April 19, 2023, the Company entered into a business installment loan agreement with Celtic Bank, serviced by OnDeck, for a principal amount of $200,000. The loan bears interest at a fixed rate of 43.96% per annum, is interest-bearing, and matures over a 12-month term. Repayment terms require 52 weekly payments of $4,769.23. The loan is secured by a first-priority security interest in substantially all of the Company's assets, including cash, inventory, equipment, accounts receivable, deposit accounts, and general intangibles. As of December 31, 2024 and 2023, the outstanding balances under the loan were $1,872 and $76,404, respectively.

A summary of the loans is listed below:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Brad Sweet (Mar 2025)	$100,000.00	9%	3/4/2025	-	-	-	-	-	100,000	100,000	$5,643.84
Tyler Enterprises	$300,000.00	18%	Month-to-month (prev. Apr 4, 2024)	300,000	-	300,000	66,575.34	300,000	-	300,000	$12,575.34
Larry Sweet	$300,000.00	5%	Month-to-month (prev. Mar 14, 2024)	300,000	-	300,000	19,438.36	300,000	-	300,000	$4,438.36
Music Box LLC	$300,000.00	10%	12/31/2026	-	-	-	-	-	300,000	300,000	$45,000.00
Colby Jacobson	$60,000.00	20%	2/4/2025	-	60,000	60,000	15,616.44	-	60,000	60,000	$3,616.44
Brad Sweet (Mar 2025)	$450,000.00	9%	3/4/2027	-	450,000	450,000	25,643.84	-	-	-	$0.00
Music Box LLC	$250,000.00	10%	12/31/2026	-	250,000	250,000	105,000.00	-	-	-	$0.00
Golfwire Note 1	$100,000.00	12%	3/10/2027	-	100,000	100,000	$14,821.92	-	-	-	$0.00
Golfwire Note 2	$100,000.00	12%	3/10/2027	-	100,000	100,000	$14,000.00	-	-	-	$0.00
On Deck	$200,000.00	43.96	4/1/2024	1,872	-	1,872		76,404	-	76,404	-
Total	2,160,000			601,872	960,000	1,561,872	261,096	676,404	460,000	1,136,404	71,274

Debt Principal Maturities in Years Subsequent to 2024

Year	Amount
2025	1,310,000
2026	-
2027	250,000
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 60,000 membership units. As of December 31, 2023 a total of 49,197 units were issued and outstanding. During 2024 an additional 3,084 membership units were issued, bringing the total to 52,281 units issued and outstanding as of 2024.

Voting Rights: Each membership unit entitles the holder to one vote on Company matters, unless otherwise provided in the Operating Agreement. Per the amendment dated October 31, 2023. Units allocated to management members Brad Sweet and Peter Eichar do not participate in loss distributions, though they retain full voting and profit rights.

Profit and Loss Allocations: Profits and losses are allocated among members in proportion to their ownership units, except for the management units excluded from loss allocations as noted above. Distributions are made at the discretion of the Manager, in accordance with the Company's financial condition and operating needs.
A summary of the members' ownerships is listed below:

Name	Ownership %
M. A.	24
B. S.	21
G. LLC.	15
T. E, Inc.	9
NBS Capital	8
JCC Investments	4
C. J.	2
V.M. LLC	2
E. S.	2
G. S.	1
H. C.	1
C. F.	1
B. C.	1
P. E.	9
Total	**100**

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 6, 2025, the date these financial statements were available to be issued.

The Company entered into three separate loan agreements as follows:

<u>Brad Sweet Loan</u>

On April 7, 2025, the Company entered into a promissory note with Brad Sweet for a principal amount of $60,000. The loan bears interest at a fixed rate of 1.00% per annum, is interest-bearing, matures on March 31, 2026, and is secured by 1,199.32 Company membership units. The loan allows the lender the right to convert the outstanding balance into membership units of the Company at a valuation of $8,000,000 prior to repayment

<u>Joel Nathanson Loan</u>

On April 9, 2025, the Company entered into a promissory note with Joel Nathanson for a principal amount of $60,000. The loan bears interest at a fixed rate of 1.00% per annum, is interest-bearing, matures on March 31, 2026, and is secured by 1,199.32 Company membership units. The loan provides the lender with the option to convert the outstanding principal and accrued interest into membership units at a valuation of $8,000,000

<u>Michael Ault Loan</u>

On April 28, 2025, the Company entered into a promissory note with Michael Ault for a principal amount of $60,000. The loan bears interest at a fixed rate of 1.00% per annum, is interest-bearing, matures on March 31, 2026, and is secured by 1,199.32 Company membership units. The loan includes a conversion option into membership units at a valuation of $8,000,000 prior to repayment.